Medical Solutions Management Inc.

237 Cedar Hill Street

Marlboro, MA 01752

(508) 597-6300

December 1, 2006

VIA EDGAR

Russell Mancuso, Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Medical Solutions Management Inc.

Registration Statement on Form SB-2

File No. 333-136392

Dear Mr. Mancuso:

The undersigned, as President of Medical Solutions Management Inc. (the “Company”), hereby informs the Securities and Exchange Commission (the “Commission”) that the Company has determined not to proceed with the offering of shares of its common stock as contemplated in its Registration Statement on Form SB-2, as amended (File No. 333-136392) (the “Registration Statement”). Therefore, the Company hereby requests, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, that the Commission consent to the withdrawal of the Registration Statement, together with all amendments and exhibits thereto. This letter will serve to confirm on behalf of the Company that no shares of common stock of the Company have been or will be issued or sold pursuant to the Registration Statement.

If you have any questions or comments or require further information or documentation regarding the foregoing, please do not hesitate to call the undersigned at (508) 597-6300 or Andrew White, Esq. of Bingham McCutchen LLP, counsel to the Company, at (617) 951-8977.

Very truly yours,

/s/ Brian Lesperance

Brian Lesperance

President